

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2014

Via Email
Ganesh Kumar
Chief Financial Officer
OFG Bancorp
254 Munoz Rivera Avenue
San Juan, Puerto Rico, 00918

   Re: OFG Bancorp
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed March 3, 2014
     File No. 001-12647

Dear Mr. Kumar:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Gus Rodriguez

       Gus Rodriguez
       Branch Chief